TOUCHSTONE FUNDS GROUP TRUST
303 Broadway, Suite 1100
Cincinnati, Ohio 45202

April 7, 2021

VIA EDGAR

DeCarlo McLaren
Christina DiAngelo-Fettig
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    Delaying Amendment for Touchstone Funds Group Trust Registration Statement on Form N-14 (File No.: 333-254054)

Mr. McLaren and Ms. DiAngelo-Fettig:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), Touchstone Funds Group Trust (the “Registrant”) is hereby filing a delaying amendment with respect to its registration statement on Form N-14 (the “Registration Statement”) relating to the following reorganizations:

Target Fund	Acquiring Fund
AIG Focused Dividend Strategy Fund, a series of SunAmerica Series, Inc.	Touchstone Dividend Equity Fund
AIG Focused Growth Fund, a series of SunAmerica Specialty Series	Touchstone Sands Capital Select Growth Fund
AIG Select Dividend Growth Fund, a series of SunAmerica Series, Inc.	Touchstone Dividend Equity Fund
AIG Senior Floating Rate Fund, a series of SunAmerica Senior Floating Rate Fund, Inc.	Touchstone Credit Opportunities Fund
AIG U.S. Government Securities Fund, a series of SunAmerica Income Funds	Touchstone Active Bond Fund

Each Acquiring Fund is a series of the Registrant. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 9, 2021 (Accession No.: 0001398344-21-006100).

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration

Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant on this 7th day of April, 2021.

No fees are required in connection with this filing. If you have any questions or comments, please do not hesitate to contact Abigail P. Hemnes at K&L Gates LLP, counsel to the Registrant, at (617) 951-9053.

Sincerely,

/s/ Meredyth A. Whitford-Schultz
Meredyth A. Whitford-Schultz
Secretary
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